Exhibit 99.1

Electra Names New CFO

TORONTO--(BUSINESS WIRE)--June 9, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that Craig Cunningham has resigned from his position as Chief Financial Officer. Mr. Cunningham will provide a smooth transition through his resignation date, June 30, 2023. Peter Park, a senior finance professional with more than 20 years of experience and a current member of Electra’s finance team, will assume the responsibilities of Chief Financial Officer effective July 1, 2023.

“On behalf of Electra’s Board and senior leadership team, I want to thank Craig for his hard work and many contributions,” said Trent Mell, Electra’s CEO. “Craig played an important role in bringing financial oversight and controls to our growing Company and was a key contributor to our strategy. We wish him all of the best in his future endeavors.”

Peter Park has more than 20 years of progressive experience across a number of senior finance and accounting roles, bringing extensive experience leading high growth organizations to scale their finance operations, running finance teams through strategic processes, and integrating newly acquired companies. Mr. Park joined Electra in February 2023 and has worked closely with Mr. Cunningham through the Company’s 2022 year-end and first-quarter 2023 reporting activities. Mr. Park holds a Bachelor of Commerce degree from the University of Toronto and is a designated Chartered Professional Accountant and Chartered Accountant in the province of Ontario and Certified Public Accountant in the state of Illinois.

Mr. Mell added, “Peter has hit the ground running since joining Electra and has already become an important member of the leadership team. We look forward to his many contributions ahead.”

About Electra Battery Materials
Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and operating a black mass demonstration plant, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891